Issuer Free Writing Prospectus
Filed under Rule 433
Registration Statement No. 333-278066
Pricing Term Sheet
Merck & Co., Inc.
May 18, 2026
Floating Rate Notes due 2028
4.300% Notes due 2028
4.650% Notes due 2031
4.950% Notes due 2033
5.200% Notes due 2036
5.750% Notes due 2046
5.850% Notes due 2056
The 4.300% Notes due 2028, 4.650% Notes due 2031, 4.950% Notes due 2033, 5.200% Notes due 2036, 5.750% Notes due 2046 and 5.850% Notes due 2056 are collectively referred to as the “Fixed Rate Notes.” The Fixed Rate Notes, together with the Floating Rate Notes due 2028, are collectively referred to as the “Notes.” Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated May 18, 2026 (the “Preliminary Prospectus Supplement”).
Terms Applicable to the Notes

Expected Ratings of the Notes:*	Aa3 (stable) Moody’s / A+ (stable) S&P
Trade Date:	May 18, 2026
Settlement Date:**	May 22, 2026 (T+4)
Joint Book-Running Managers:	Citigroup Global Markets Inc., BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC
Co-Managers:	BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, BBVA Securities Inc., ING Financial Markets LLC, SMBC Nikko Securities America, Inc., U.S. Bancorp Investments, Inc., Blaylock Van, LLC, R. Seelaus & Co., LLC, Roberts & Ryan, Inc., Samuel A. Ramirez & Company, Inc.
Use of Proceeds:	We intend to use the net proceeds of this offering to repay in full all outstanding indebtedness under the Credit Agreement, which we incurred on May 5, 2026 to finance a portion of the consideration for the Terns Acquisition and related fees and expenses.

Terms Applicable to the Floating Rate Notes due 2028

Size:	$500,000,000
Maturity Date:	May 22, 2028
Interest Payment Dates:	February 22, May 22, August 22 and November 22, commencing August 22, 2026
Interest Rate Basis:	Compounded SOFR
Spread to Compounded SOFR:	+37 bps
Day Count:	Actual/360
Interest Reset Dates:	Each floating rate interest payment date
Initial Interest Rate:	The initial interest rate will be Compounded SOFR determined on August 20, 2026, plus 37 bps
Interest Determination Date:	The second U.S. Government Securities Business Day preceding each floating rate interest payment date.
Interest Period:	The period from and including a floating rate interest payment date (or, in the case of the initial interest period, from and including May 22, 2026) to, but excluding, the immediately succeeding floating rate interest payment date (such succeeding floating rate interest payment date, the “latter floating rate interest payment date”); provided that the final interest period for the Floating Rate Notes due 2028 will be the period from and including the floating rate interest payment date immediately preceding the maturity date of the Floating Rate Notes due 2028 to, but excluding, the maturity date.
Observation Period:	The period from and including two U.S. Government Securities Business Days preceding the first date of such relevant interest period to but excluding two U.S. Government Securities Business Days preceding the latter floating rate interest payment date for such interest period; provided that the first Observation Period shall be the period from and including two U.S. Government Securities Business Days preceding the Settlement Date to, but excluding, the two U.S. Government Securities Business Days preceding the first floating rate interest payment date.
Optional Redemption:	The Floating Rate Notes due 2028 are not redeemable prior to their maturity.
Calculation Agent:	U.S. Bank Trust National Association
Price to Public:	100.000%
Underwriting Discount:	15 bps
CUSIP:	58933YCD5
ISIN:	US58933YCD58

Terms Applicable to the Fixed Rate Notes

Title:	4.300% Notes due 2028	4.650% Notes due 2031	4.950% Notes due 2033	5.200% Notes due 2036	5.750% Notes due 2046	5.850% Notes due 2056
Size:	$1,000,000,000	$500,000,000	$1,000,000,000	$1,500,000,000	$500,000,000	$1,000,000,000
Maturity Date:	May 22, 2028	May 22, 2031	May 22, 2033	May 22, 2036	May 22, 2046	May 22, 2056
Interest Payment Dates:	May 22 and November 22, commencing November 22, 2026	May 22 and November 22, commencing November 22, 2026	May 22 and November 22, commencing November 22, 2026	May 22 and November 22, commencing November 22, 2026	May 22 and November 22, commencing November 22, 2026	May 22 and November 22, commencing November 22, 2026
Coupon:	4.300%	4.650%	4.950%	5.200%	5.750%	5.850%
Benchmark Treasury:	UST 3.750% due April 30, 2028	UST 3.875% due April 30, 2031	UST 4.125% due April 30, 2033	UST 4.375% due May 15, 2036	UST 4.625% due February 15, 2046	UST 4.750% due February 15, 2056
Benchmark Treasury Yield:	4.071%	4.264%	4.432%	4.599%	5.144%	5.137%
Spread to Benchmark Treasury:	T+25 bps	T+40 bps	T+53 bps	T+63 bps	T+63 bps	T+73 bps
Yield to Maturity:	4.321%	4.664%	4.962%	5.229%	5.774%	5.867%
Day Count:	30/360	30/360	30/360	30/360	30/360	30/360
Price to Public:	99.960%	99.938%	99.930%	99.776%	99.717%	99.761%
Underwriting Discount:	15 bps	35 bps	37.5 bps	45 bps	72.5 bps	75 bps
CUSIP:	58933YCE3	58933YCK9	58933YCF0	58933YCG8	58933YCH6	58933YCJ2
ISIN:	US58933YCE32	US58933YCK91	US58933YCF07	US58933YCG89	US58933YCH62	US58933YCJ29

Make-Whole Call:
Prior to the maturity date, with respect to the 2028 notes, or to the applicable Par Call Date, with respect to the 2031 notes, 2033 notes, the 2036 notes, the 2046 notes or the 2056 notes, each such series of Fixed Rate Notes will be redeemable at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:
(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Fixed Rate Notes to be redeemed discounted to the redemption date (assuming the Fixed Rate Notes matured on the maturity date, in the case of the 2028 notes, or the applicable Par Call Date, in the case of the 2031 notes, the 2033 notes, the 2036 notes, the 2046 notes and the 2056 notes to be redeemed) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 5 basis points with respect to the 2028 notes, the Treasury Rate plus 10 basis points with respect to the 2031 notes, the Treasury Rate plus 10 basis points with respect to the 2033 notes, the Treasury Rate plus 10 basis points with respect to the 2036 notes, the Treasury Rate plus 10 basis points with respect to the 2046 notes and the Treasury Rate plus 15 basis points with respect to the 2056 notes less (b) interest accrued to, but excluding, the redemption date, and
(ii) 100% of the principal amount of the Fixed Rate Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:
On or after the applicable Par Call Date, we may redeem the 2031 notes, the 2033 notes, the 2036 notes, the 2046 notes or the 2056 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 notes, the 2033 notes, the 2036 notes, the 2046 notes or the 2056 notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.
“Par Call Date” means April 22, 2031 the date that is one month prior to the maturity of the 2031 notes, March 22, 2033, the date that is two months prior to the maturity of the 2033 notes, February 22, 2036 the date that is three months prior to the maturity of the 2036 notes, November 22, 2045, the date that is six months prior to the maturity of the 2046 notes and November 22, 2055, the date that is six months prior to the maturity of the 2056 notes.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**Note: We expect to deliver the Notes against payment therefor on the fourth business day following the Trade Date (such settlement being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

The issuer has filed a preliminary prospectus supplement and registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement, and other documents the issuer has filed with the SEC and that are incorporated by reference into the preliminary prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, BofA Securities, Inc. toll free at 1-800-294-1322, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, or J.P. Morgan Securities LLC collect at 1-212-834-4533. This pricing term sheet supplements the preliminary prospectus supplement issued by Merck & Co., Inc. on May 18, 2026 relating to its prospectus dated May 14, 2024.